ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
November 18, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Report Release for the Six Months Ended September 30, 2005 (Consolidated), dated November 7, 2005;

2. Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2005, dated November 7, 2005; and

3. Notice of Resolution of the Meeting of the Board of Directors Concerning Payment of Interim Dividends for the 21st Fiscal Year, dated November 8, 2005.

dlw 11/22

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosure

File No. 82-34835

(Summary English Translation)

Semi-Annual Report Release for the Six Months Ended September 30, 2005 (Consolidated)

November 7, 2005

NTT URBAN DEVELOPMENT CORPORATION
Code Number: 8933
(URL http://www.nttud.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Yoshiharu Nishimura
Director and Executive Manager of
Corporate Strategy Planning Department
Tel.: (03) 3246-8809
Board Meeting Date: November 7, 2005
Parent Company: Nippon Telegraph and Telephone Corporation (Code Number: 9432)
Shareholding Ratio of the Parent Company: 67.3%
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2005 through September 30, 2005)

(1) Consolidated Results of Operations

	Sales	Operating Income	Ordinary Income
Six months ended September 30, 2005	¥45,946 million (1.0%)	¥9,561 million (10.4%)	¥8,204 million (18.3%)
Six months ended September 30, 2004	¥45,500 million (4.9%)	¥8,657 million (-6.4%)	¥6,936 million (-1.4%)
Year ended March 31, 2005	¥96,188 million	¥17,335 million	¥13,556 million

	Net Income	Net Income per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2005	¥3,909 million (-4.4%)	¥5,939.66	–
Six months ended September 30, 2004	¥4,087 million (14.9%)	¥7,767.48	–
Year ended March 31, 2005	¥7,182 million	¥12,271.53	–

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2005: 82 million yen
   Six months ended September 30, 2004: 87 million yen
   Year ended March 31, 2005: 125 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2005: 658,240 shares
   Six months ended September 30, 2004: 526,240 shares
   Year ended March 31, 2005: 579,763 shares
3. *Changes in accounting treatment: Applicable*
4. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2005	¥500,154 million	¥109,679 million	21.9%	¥166,624.89
Six months ended September 30, 2004	¥465,215 million	¥49,235 million	10.6%	¥93,561.22
Year ended March 31, 2005	¥480,228 million	¥109,009 million	22.7%	¥165,606.94

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2005: 658,240 shares
Six months ended September 30, 2004: 526,240 shares
Year ended March 31, 2005: 658,240 shares

(3) Consolidated Statement of Cash Flow

	Cash provided by Operating Activities	Cash provided by Investing Activities	Cash provided by Financing Activities	Cash and Cash Equivalents at Period End
Six months ended September 30, 2005	¥11,750 million	-¥18,608 million	¥6,339 million	¥9,685 million
Six months ended September 30, 2004	¥12,997 million	-¥6,311 million	-¥6,516 million	¥6,531 million
Year ended March 31, 2005	¥24,572 million	-¥27,812 million	¥7,081 million	¥10,203 million

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 7

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 5

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated	(New): –	(Exception): –
Equity Method	(New): –	(Exception): –

2. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Sales	Ordinary Income	Net Income
Annual	¥108,000 million	¥16,000 million	¥9,000 million

(Reference)
Estimated net income per share (annual): 13,672.82 yen

* *The forecast of consolidated business results released on May 11, 2005 has been revised as set forth above, taking into consideration the recent developments in the results. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*

(Summary English Translation)

Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2005

November 7, 2005

NTT URBAN DEVELOPMENT CORPORATION
Code Number: 8933
(URL http://www.nttud.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Yoshiharu Nishimura
Director and Executive Manager of
Corporate Strategy Planning Department
Tel.: (03) 3246-8809
Board Meeting Date: November 7, 2005
Interim Dividend Payment Date: December 6, 2005
Interim Dividends: applicable
Unit Shares: not applicable

1. Business Results (April 1, 2005 through September 30, 2005)

(1) Results of Operations

	Sales	Operating Income	Ordinary Income
Six months ended September 30, 2005	¥41,971 million (1.2%)	¥9,315 million (9.6%)	¥7,940 million (18.1%)
Six months ended September 30, 2004	¥41,461 million (7.7%)	¥8,496 million (-5.8%)	¥6,722 million (-0.7%)
Year ended March 31, 2005	¥88,906 million	¥17,052 million	¥13,188 million

	Net Income	Net Income per Share
Six months ended September 30, 2005	¥3,756 million (-4.5%)	¥5,707.47
Six months ended September 30, 2004	¥3,934 million (15.7%)	¥7,477.51
Year ended March 31, 2005	¥6,925 million	¥11,827.91

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2005: 658,240 shares
   Six months ended September 30, 2004: 526,240 shares
   Year ended March 31, 2005: 579,763 shares
2. *Changes in accounting treatment: Applicable*
3. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to the same period of the prior year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2005	¥2,500.00	–
Six months ended September 30, 2004	–	–
Year ended March 31, 2005	–	¥5,000.00

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2005	¥495,524 million	¥108,297 million	21.9%	¥164,525.74
Six months ended September 30, 2004	¥461,416 million	¥48,111 million	10.4%	¥91,424.72
Year ended March 31, 2005	¥476,512 million	¥107,780 million	22.6%	¥163,739.97

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2005: 658,240 shares
   Six months ended September 30, 2004: 526,240 shares
   Year ended March 31, 2005: 658,240 shares
2. *Total number of treasury stock as of the end of each period:*
   Six months ended September 30, 2005: –
   Six months ended September 30, 2004: –
   Year ended March 31, 2005: –

2. Forecast of Business Results (April 1, 2005 through March 31, 2006)

	Sales	Ordinary Income	Net Income	Dividends per Share	
				Year end	
Annual	¥101,000 million	¥15,500 million	¥8,500 million	¥2,500.00	¥5,000.00

(Reference)
Estimated net income per share (annual): 12,913.22 yen

* *The forecast of business results released on May 11, 2005 has been revised as set forth above, taking into consideration the recent developments in the results. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*

(Summary English Translation)

November 8, 2005

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT
CORPORATION
2-2, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita
Representative Director and President

Notice of Resolution of the Meeting of the Board of Directors
<u>Concerning Payment of Interim Dividends for the 21st Fiscal Year</u>

Notice is hereby provided that the Board of Directors of the Company, at its meeting held on November 7, 2005, resolved to pay interim dividends for the 21st fiscal year (from April 1, 2005 through March 31, 2006), the details of which is described below.

Particulars

Pursuant to the provision of Article 30 of the Articles of Incorporation of the Company, interim dividends will be paid, as described below, to the shareholders or pledgees registered or recorded in the Shareholders' Register or Register of Beneficial Shareholders as of the close of business on September 30, 2005.

1. Interim dividend:

   2,500 yen per share

2. Effective date for claim of payment and commencement date of payment:

   Tuesday, December 6, 2005